UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON MAY 28, 2015

DATE, TIME, AND PLACE:

May 28, 2015, at 12:30 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors. Mr. Jesús María Zabalza Lotina – Vice Chairman of the Board of Directors. Messrs. Conrado Engel and José de Paiva Ferreira – Directors. Messrs. Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Marília Artimonte Rocca and Viviane Senna Lalli – Independent Directors. Also attended the meeting, as a guest, Mr. José Maria Nus Badía.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Sergio Agapito Lires Rial, who invited Ms. Ana Maria Imbiriba Corrêa, Executive Superintendent of the Company, to act as the Secretary.

AGENDA:

(a) To elect the members of the Board of Executive Officers to a new term of office; and (b) To confirm the composition of the Company´s Board of Executive Officers.

RESOLUTIONS TAKEN:

Initially, the Board of Directors’ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) Elected, with abstention of Mr. Jesús María Zabalza Lotina, Conrado Engel and José de Paiva Ferreira, pursuant to article 17, item III, of the Company’s Bylaws and the favorable recommendation of the Compensation Committee and Corporate Governance, Appointment and Sustainability Committee, for a new term of office entering in force until the investiture of the elected persons at the first Meeting of the Board of Directors being held after the 2017 Ordinary Shareholders Meeting, the following members to compose the Company’s Board of Executive Officers:

as Chief Executive Officer, Messrs. Jesús Maria Zabalza Lotina, Spanish citizen, married, engineer, bearer of Passport AAG026463, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 236.328.588-37; as Senior Vice-President Executive Officers, Mr. Conrado Engel, Brazilian citizen, married, bank employee, bearer of RG # 12849016-7 SSP/SC, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 025.984.758-52; and José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Identity Card RNE # W274948-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 007.805.468-06; as Vice-President Executive Officer and Investors Relations Officer, Mr. Angel Santodomingo Martell, Spanish, married, accountant, bearer of identity card RNE # G033621-T, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 237.035.738-05; Vice-President Executive Officers, Messrs. Antonio Pardo de Santayana Montes, Spanish, married, economist, bearer of identity card RNE # V569506-B, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 233.431.938-44; Carlos Rey de Vicente, Spanish, married, lawyer, bearer of identity card RNE # V952766Z, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 236.413.938-41; Ignacio Dominguez-Adame Bozzano, Spanish citizen, married, bank employee, bearer of foreigner’s identification card RNE # V686122-P, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 234.100.598-57; João Guilherme de Andrade So Consiglio, Brazilian citizen, married, economist, bearer of RG # 16.602.546 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 119.038.148-63; Juan Sebastián Moreno Blanco, Spanish, married, business administrator, bearer of identity card RNE # G042010-K, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 236.836.698-96; Manoel Marcos Madureira, Brazilian, married, engineer, bearer of identity card RG 5.948.737 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 885.024.068-68; Oscar Rodriguez Herrero, Spanish citizen, married, business administrator, bearer of foreigner’s identification card RNE # V485694-0, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 060.185.177-36; and Vanessa de Souza Lobato Barbosa, Brazilian, married, business administrator, bearer of identity card RG # MG-4.375.275 – SSP MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”)  758.525.866-68; as Executive Officers: Messrs. Fernando Díaz Roldán, Spanish citizen, married, business administrator, bearer of foreigner’s identification card RNE # V540109-4, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 232.966.428-11; Jose Alberto Zamorano Hernandez, Spanish citizen, married, business administrator, bearer of foreigner’s identification card RNE # 805585MB, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 058.006.547-27; José Roberto Machado Filho, Brazilian citizen, married, engineer, bearer of RG # 17.421.547-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 116.001.028-59; Maria Eugênia Andrade Lopez Santos, Brazilian citizen, married, economist, bearer of RG # 00808680-02 SSP/BA, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 386.776.525-15; as Officers without specific designation: Messrs. Amancio Acúrcio Gouveia, Brazilian citizen, married, accounting officer, bearer of RG # 52.782.974-2 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 735.075.127-34; Ana Paula Nader Alfaya, Brazilian citizen, married, advertiser, bearer of RG # 21.753.753-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 173.334.338-54; Cassio Schimitt, Brazilian citizen, married, economist, bearer of RG # 54.623.554-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 581.099.430-04; Cassius Schymura, Brazilian citizen, married, engineer, bearer of RG # 063706394 IFP-RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 813.530.307-68; Ede Ilson Viani, Brazilian citizen, married, business administrator, bearer of RG # 17.488.375 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 064.923.468-58; Eduardo Müller Borges, Brazilian citizen, married, business administrator, bearer of RG # 13.091.142 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 112.673.738-06;

Flávio Tavares Valadão, Brazilian citizen, single, engineer, bearer of RG # 10.285.508-0 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 710.852.627-15; Gilberto Duarte de Abreu Filho, Brazilian citizen, married, engineer, bearer of RG # 22.884.756-4 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 252.311.448-86; Jamil Habibe Hannouche, Brazilian citizen, married, pedagogue, bearer of RG # M-9.104.363 SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 020.039.308-17; Javier Rodriguez de Colmenares Alvarez, Spanish citizen, married, bank employee, bearer of  Passport # AAG392309, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 236.186.828-83;  Jean Pierre Dupui, Brazilian citizen, married, bank employee, bearer of RG # 0482407-5 SSP-AM, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 314.645.212-04; Luiz Felipe Taunay Ferreira, Brazilian citizen, married, business administrator, bearer of RG # 12.282.375 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 148.124.658-50; Mara Regina Lima Alves Garcia, Brazilian citizen, single, lawyer, bearer of RG # M3199598 SSP/MG, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 118.391.298-67; Marcelo Zerbinatti, Brazilian citizen, married, bank employee, bearer of RG # 23.854.966-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 136.738.758-25; Marcio Aurelio de Nobrega, Brazilian citizen, married, business administrator, bearer of RG # 14.091.242-3, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 085.947.538-70; Mauro Siequeroli, Brazilian citizen, married, business administrator, bearer of RG # 6.845.931 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 011.585.128-30; Mário Adolfo Libert Westphalen, Brazilian, married, engineer, bearer of identity card RG # 4.626.500 SSP/BA, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 364.929.225-49; Mauro Cavalcanti de Albuquerque, Brazilian, married, bank employee, bearer of identity card RG # 18.980.637 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 183.487.198-06; Nilton Sergio Silveira Carvalho, Brazilian citizen, married, engineer,  bearer of RG # 8.559.290 SSP/SP;  registered with the Individual Taxpayers’ Roll (“CPF/MF”) 801.611.898-49; Ramón Sanchez Díez, Spanish citizen, married, economist, bearer of foreigner’s identification card RNE # V387945-Y, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 059.396.487-03; Reginaldo Antonio Ribeiro, Brazilian citizen, married, economist, bearer of RG # 18.108.147-7 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 091.440.778-31; Roberto de Oliveira Campos Neto, Brazilian citizen, single, bank employee, bearer of RG # 38.628.900-1 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 078.602.017-20; Ronaldo Yassuyuki Morimoto, Brazilian citizen, single, bank employee, bearer of RG #27.296.905-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 267.678.438-22; Sergio Antonio Borriello, Brazilian, married, accountant, bearer of identity card RG # 13.334.275-X, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 053.302.808-69; Sérgio Gonçalves, Brazilian citizen, married, economist, bearer of RG # 8.535.870-8 SSP-SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 007.641.538-46; and Thomas Gregor Ilg, Brazilian citizen, married, engineer, bearer of RG # 4948906 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) 120.800.938-94; all residents and domiciled in São Paulo - SP, with offices at Avenida Presidente Juscelino Kubitschek, No. 2235 – Vila Olímpia.  The elected Officers declare they are not subject to a crime provided for by law impeding them from exercising commercial activities, especially those mentioned in paragraph 1st of article 147 of the Corporation Act, and meet the requirements set forth in Resolution # 4.122/2012, of August 2nd, 2012, of the Brazilian National Monetary Council, and will only take the office for which they were elected after approval of their election by the Brazilian Central Bank.

(b)        Due to the resolution in item "a" above, confirmed the composition of the Company´s Board of Executive Officers, to hold office until the tenure of members elected at the first meeting of the Board of Directors held after the Annual General Meeting 2017:

Jesús Maria Zabalza Lotina	Chief Executive Officer

Conrado Engel José de Paiva Ferreira	Senior Vice-President Executive Officers
Angel Santodomingo Martell	Vice-President Executive Officer and Investors Relations Officer
Antonio Pardo de Santayana Montes Carlos Rey de Vicente	Vice-President Executive Officers
Ignacio Dominguez-Adame Bozzano
João Guilherme de Andrade So Consiglio
Juan Sebastian Moreno Blanco
Manoel Marcos Madureira
Oscar Rodriguez Herrero
Vanessa de Souza Lobato Barbosa

Fernando Díaz Roldán	Executive Officers
Jose Alberto Zamorano Hernandez
José Roberto Machado Filho
Maria Eugênia Andrade Lopez Santos

Amancio Acúrcio Gouveia	Officers without specific designation
Ana Paula Nader Alfaya
Cassio Schmitt
Cassius Schymura
Ede Ilson Viani
Eduardo Müller Borges
Flávio Tavares Valadão
Gilberto Duarte de Abreu Filho
Jamil Habibe Hannouche
Javier Rodriguez De Colmenares Alvarez
Jean Pierre Dupui
Luiz Felipe Taunay Ferreira
Mara Regina Lima Alves Garcia
Marcelo Zerbinatti
Marcio Aurelio de Nobrega
Mário Adolfo Libert Westphalen
Mauro Cavalcanti de Albuquerque
Mauro Siequeroli
Nilton Sergio Silveira Carvalho
Ramón Sanchez Díez
Reginaldo Antonio Ribeiro
Roberto de Oliveira Campos Neto
Ronaldo Yassuyuki Morimoto
Sergio Antonio Borrielo
Sérgio Gonçalves
Thomas Gregor Ilg

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors members and the Secretary. São Paulo, May 28th, 2015. Signatures: Mr. Sergio Agapito Lires Rial – Chairman of the Board of Directors; Mr. Jesús María Zabalza Lotina – Vice-Chairman of the Board of Directors; Conrado Engel and José de Paiva Ferreira - Directors; Mr. Álvaro Antônio Cardoso de Souza and Mr. Celso Clemente Giacometti and Mess. Marília Artimonte Rocca and Viviane Senna Lalli - Independent Directors. Ana Maria Imbiriba Corrêa – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Ana Maria Imbiriba Corrêa

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 28, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer